The lead investor of this offering is Hervé Seux, Founder of EFGB.

Hervé has invested $50,000 previously and will be investing $50,000 in this Offering.

This is why Hervé is investing in this Offering:

"Great technology and team. MagNet is a chain of automated retail kiosks selling products needed on the spot in high-traffic locations not available for traditional retail. MagNet kiosks provide a unique combination of precise information (typically only offered by online shopping) with immediate gratification exactly at the point of need. MagNet has the smallest footprint and highest efficiency in the market, reaching consumers where no one else can."